Exhibit 99.1

CAESARSTONE SDOT-YAM LTD.

Kibbutz Sdot Yam, MP Menashe, 3780400, Israel

Tel: +972-4-636-4555

PROXY STATEMENT
________________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 3, 2014

M.P Menashe, Israel, October 28, 2014 – Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, today announced that an annual general meeting (the “Meeting”) of its shareholders will be held on December 3, 2014, at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called for the following purposes:

(1)
to re-elect Messrs. Maxim Ohana, Yonatan Melamed, Moshe Ronen, Avner Naveh, Shachar Degani, Ram Belnikov, and to elect Messrs. Ofer Tismchi, Amihai Beer and Or Gilboa, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

(2)	to re-elect Mr. Ofer Borovsky and Mrs. Irit Ben-Dov to serve as external directors of the Company for an additional three years term;

(3)
to approve the compensation terms of all directors who are appointed to the Company’s Board of Directors (including external directors, directors affiliated with our controlling shareholder, and other than the Chairman);

(4)	to approve the compensation terms of the Chairman of the Company’s Board of Directors; and

(5)
to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2014, and its service until the annual general meeting of shareholders to be held in 2015 and to authorize the Company’s Board of Directors, upon recommendation of the Audit Committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors' remuneration for the past year.

In addition, the shareholders will be requested to consider at the Meeting the Company’s financial statements for the year ended December 31, 2013.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal number (2) is also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

The approval of Proposal number (3) with respect to directors affiliated with our controlling shareholder, and Proposal number (4) are also subject to the fulfillment of one of the following additional voting requirements:

(i)
the majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders who do not have a personal interest in the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Only shareholders of record at the close of business on November 3, 2014, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about November 12, 2014, to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com on or about November 6, 2014. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, General Counsel, or by facsimile to +972-4-6364400, no later than November 13, 2014. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS Maxim Ohana Chairman of the Board of Directors

M.P Menashe, Israel
October 28, 2014